100 Summer Street
Boston, Massachusetts 02110-1832
(617) 345-1000
Fax: (617) 345-1300

Deborah L. Thaxter, P.C.
Direct Dial: (617) 345-1326

March 6, 2006

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”)
Schedule 14D-9, filed February 28, 2006
File No. 5-80100

Dear Mr. Pressman:

We are submitting this letter on behalf of our client, the Partnership, with respect to the Schedule 14D-9 referenced above and in response to your comment letter, dated March 3, 2006. In response to the Staff’s comment, we are filing Amendment No. 1 to the original Schedule 14D-9 (the “Amendment”) concurrently with the filing of this letter.

For your convenience we have reproduced below the Staff’s comment in italicized text before our response.

Mr. Michael Pressman
March 6, 2006

Item 4. The Solicitation or Recommendation.

1.
This section indicates that the Managing General Partners, in determining whether or not to approve the offer, has considered certain factors. Item 4 of Schedule 14D-9 and item 1012(b) of Regulation M-A requires that reasons be cited to explain the board’s position. Please revise this section to clarify which of the enumerated factors are in fact reasons that support the board’s decision to not recommend the offer to security holders, or advise. In addition, please expand the “factors” to explain how they support the decision to not recommend the transaction. Vague statements of topics are not sufficient.

Response:

In response to the Staff’s concerns, we have revised the disclosure in Item 4 of the Amendment to better explain the Managing General Partner’s decision recommending against the Anise Offer and the factors supporting that determination.

Closing

Please be advised that the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comment or questions regarding the responses to the Staff’s comment letter or the Amendment to the undersigned at (617) 345-1326 or by facsimile to (617) 345-1300.

Sincerely,

/s/ Deborah L. Thaxter

Deborah L. Thaxter, P.C.